UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EZFILL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

302314208

(CUSIP Number)

Michael D. Farkas

407 Lincoln Road, Suite 701

Miami Beach, Florida 33139

Phone: (305) 907-7600

September 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies ae to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Persons. I.R.S. Identification Nos. of above Persons (Entities Only) Michael D. Farkas.
2.	Check the Appropriate ox if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,740,933. See (a) – (d) below
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,740,933. See (a) – (d) below.
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,740,933 See (a) – (d) below.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.9% (e)
14.	Type of Reporting Person IN

(a) Includes options beneficially held by Michael D. Farkas through The Farkas Group, Inc. (the “Farkas Group”) to acquire beneficial ownership of up to 37,200 shares of common stock of EzFill Holdings, Inc. (the “Company”) within sixty days

(b) Michael D. Farkas is the Chief Executive Officer of Balance Labs, Inc. (“Balance Labs) and beneficially owns approximately 59.9% of the issued and outstanding capital stock of Balance Labs, holding 11,888,889, 1,400 and 1,098,526 shares of common stock of Balance Labs, Inc. through Balance Holdings, LLC, Shilo Security Solutions, Inc., and Shilo Holding Group LLC, respectively, as of September 13, 2021. Mr. Farkas beneficially owns 265,728 shares of common stock of the Company held by Balance Labs.

(c) Michael D. Farkas is the Manager of SIF Energy LLC (“SIF Energy”) and beneficially owns 3,096,531 shares of common stock of the Company held by SIF Energy LLC.

(d) Michael D. Farkas is the President of the Farkas Group and beneficially owns 3,415,874 shares of common stock of the Company, including options to acquire beneficial ownership of 37,200 shares of common stock of the Company within sixty days, which are held by The Farkas Group, Inc.

(e) Based on 18,750,000 shares of the Company’s common stock issued and outstanding as of June 30, 2021

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Item 1: Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value per share (the “Shares”), of EzFill Holdings, Inc., a Delaware corporation (the “Issuer”), which has its principal executive office at 2125 Biscayne Blvd, #309, Miami, Florida 33137.

Item 2: Identity and Background

Item 2.

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Michael D. Farkas. Mr. Farkas is the President of The Farkas Group, Inc., the Manager of SIF Energy LLC, the Chief Executive Officer of Balance Labs, Inc. and the Chairman and Chief Executive Officer of Blink Charging Co. Mr. Farkas is also the Issuer’s founder and former president and executive chairman. The business address of Mr. Farkas is 407 Lincoln Road, Suite 704, Miami Beach, Florida 33139.

During the last five years Mr. Farkas has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Considerations

In exchange for founders’ shares of common stock of the Company beneficially owned by Mr. Farkas, which are held by SIF Energy, SIF Energy guaranteed $150,000 of a $300,000 loan made by LH MA 2 LLC to the Company. As additional consideration for these founder shares, Mr. Farkas transferred to the Company 100,000 shares of common stock of Balance Labs, Inc.

The shares of common stock of the Company beneficially owned by Mr. Farkas, which are held by The Farkas Group, were acquired when certain loans made by The Farkas Group were converted into 12,704,772 restricted shares of common stock of the Company at a conversion rate $0.01 per share.

Further, the options beneficially owned by Mr. Farkas, which are held by The Farkas Group, were provided as additional consideration for certain loans made by the Farkas Group, Inc. to the Company.

The shares of common stock of the Company beneficially owned by Mr. Farkas, which are held by Balance Labs, were paid to Balance Labs as compensation for services provided by Balance Labs pursuant to a consulting agreement by and between Balance Labs, Inc. and the Company.

None of the funds used to purchase the shares of the Company’s common stock was borrowed.

Item 4: Purpose of Transaction

Mr. Farkas does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

CUSIP No. 302314208	13D	Page 4 of 5

Item 5: Interest in Securities of the Issuer

(a). As of the date hereof, Mr. Farkas beneficially owns 6,740,933 shares of the issued and outstanding common stock of the Issuer. Such amount represents 35.9% of the total of the issued and outstanding shares of the Issuer’s common stock as of the date hereof. With respect to the shares of the Issuer’s common stock owned by Mr. Farkas, Mr. Farkas beneficially owns (i) options held by The Farkas Group, Inc. to acquire beneficial ownership of up to 37,200 shares of common stock of the Issuer within sixty days, (ii) 265,728 shares of common stock of the Issuer held by Balance Labs, Inc., (iii) 3,096,531 shares of common stock of the Issuer held by SIF Energy LLC, and (iv) 3,415,874 shares of common stock of the Issuer held by The Farkas Group, Inc.

(b). Mr. Farkas holds sole voting and dispositive power over the shares of common stock of the Company.

(c). Other than the transactions described about under Item 3, there were no transactions by Mr. Farkas or related parties in the Issuer’s common stock during the last sixty days.

(d). To the knowledge of Mr. Farkas, no other person has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of, the securities of the Issuer owned by Mr. Farkas.

(e). Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the operating agreement of SIF Energy, upon the sale of the common stock of the Company held by SIF Energy, 65% of the proceeds from such sale will be distributed to Mr. Farkas, with the remaining proceeds to be distributed among the other members of SIF Energy.

Pursuant to a letter agreement between Mr. Farkas and third parties, upon the sale of the common stock of the Company held by the Farkas Group, 65% of the proceeds from such sale will be distributed to Mr. Farkas, with the remaining proceeds to be distributed among the parties to the letter agreement.

To the knowledge of Mr. Farkas, other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Farkas and/or any other person, with respect to any securities of the Company.

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After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete, and correct.

Dated:	September 24, 2021

By:	/s/ Michael D. Farkas
Michael D. Farkas